October 10, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	LQR House Inc. - Withdrawal and Resubmission of Acceleration Request Registration Statement on Form S-1

(SEC File No. 333-274903)

Ladies and Gentlemen:

Reference is made to (i) Registration Statement on Form S-1 (File No. 333-274903) (the “Registration Statement”) of LQR House Inc. (the “Company”) and (ii) our letter to you dated October 6, 2023 (the “Prior Acceleration Request”) in which we requested to accelerate the effective date of the Registration Statement to 4:30 p.m. (Eastern Time) on October 10, 2023.

Withdrawal of Acceleration Request

We are no longer requesting that the Registration Statement be declared effective at 4:30 p.m. (Eastern Time) on October 10, 2023, and we hereby formally withdraw our Prior Acceleration Request.

Resubmission of Acceleration Request

The Company hereby respectfully requests that the United States Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. (Eastern Time) on October 12, 2023, or as soon thereafter as practicable.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

LQR House Inc.

/s/ Sean Dollinger
Sean Dollinger
Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC